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                              April 18, 2022

       Jeffery Cauble
       Chief Financial Officer
       ThermoGenesis Holdings, Inc.
       2711 Citrus Road
       Rancho Cordova, California 95742

                                                        Re: ThermoGenesis
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 12,
2022
                                                            File No. 333-264242

       Dear Mr. Cauble:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed April 12, 2022

       Cover Page

   1. We note your disclosure that the offering will commence "as soon as practical after this
                                                        Registration Statement
is declared effective." Please also disclose the date the offering will end. Refer to Item
501(b)(8)(iii) of Regulation S-K.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Jeffery Cauble
ThermoGenesis Holdings, Inc.
April 18, 2022
Page 2

statement.

       You may contact Gary Guttenberg at 202-551-6477 or Laura Crotty at 202-551-7614
with any other questions.



                                                       Sincerely,
FirstName LastNameJeffery Cauble
                                                       Division of Corporation
Finance
Comapany NameThermoGenesis Holdings, Inc.
                                                       Office of Life Sciences
April 18, 2022 Page 2
cc:       Curt Creely
FirstName LastName